SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2014

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras confirms discovery of good quality oil in Transfer of Rights area

Rio de Janeiro, March 7th, 2014 – Petróleo Brasileiro S.A. – Petrobras announces that it has completed drilling two wells located in the Transfer of Rights area, at Santos Basin. Results have confirmed the discovery of good quality oil in the  pre-salt reservoirs referred to as Florim and Entorno de Iara.

Well 3-BRSA-1215-RJS (3-RJS-725), informally referred to as Florim 2, is at a water depth of 1,972 meters, 7 km north of discovery well, Florim (1-BRSA-1116/1-RJS-704), and some 200 km off the coast of Rio de Janeiro state.

Well Florim 2 has confirmed the discovery of good quality oil (29°API) in carbonate reservoirs of excellent quality below the salt layer at a depth of 5,412 meters, having reached the total depth of 5,679 meters.

The second well 3-BRSA-1172-RJS (3-RJS-722), informally referred to as Entorno de Iara 2, is at a water depth of 2,249 meters, 7 km to the northwest of discovery well, Entorno de Iara (1-BRSA-1146 /1-RJS-711), and some 225 km off the coast of Rio de Janeiro state.

Results from drilling well Entorno de Iara 2 have also confirmed the discovery of good quality oil (26ºAPI) in carbonate reservoirs of excellent quality below the salt layer at a depth of 5,116 meters. A significant 526-meter thick oil column was confirmed. The drilling of well Entorno de Iara 2 was completed at a depth of 5,907 meters after fulfilling the objectives provided in the Transfer of Rights Agreement.

The exploratory phase of these areas is expected to be complete by September 2014. According to the Transfer of Rights Agreement, Petrobras may declare commerciality of the area by this date.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 7, 2014
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.